UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number:  001-34477

FINCERA INC.
(Translation of registrant’s name into English)

27/F, Kai Yuan Center, No. 5, East Main Street Shijiazhuang, Hebei

People’s Republic of China
(Address of Principal Executive
Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170786) OF FINCERA INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the future financial performance of Fincera Inc. (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update or revise any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability – such as being able to manage the default risk of customers; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; the Company’s business strategy and plans, including whether its new internet-based financial services products are accepted by consumers; the Company’s ability to effectively manage its real estate assets; changing interpretations of generally accepted accounting principles;  and general economic conditions. These risks and uncertainties discussed above, as well as others, are discussed in greater detail in Item 3.D, “Risk Factors”, of the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 2, 2016. The documents and reports the Company files with the SEC are available through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov.

Results of Operations and Financial Condition.

Following this page are the condensed consolidated balance sheets as of June 30, 2016 and December 31, 2015, the condensed statements of income and comprehensive (loss) income for the three and six month periods ended June 30, 2016 and 2015, and cash flows for the six month period ended June 30, 2016 and 2015 of the Company.

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	June 30,	December 31,
	2016	2015
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$119,940	$61,957
Restricted cash	4,213	157
Other financing receivables, net	278,960	235,349
Loans, net	374,383	250,659
Prepaid expenses and other current assets	2,338	1,520
Current assets of discontinued operations	38,994	104,595
Total current assets	818,828	654,237

Noncurrent assets
Property, equipment and leasehold improvements, net	70,920	73,817
Deferred income tax assets	11,146	7,011
Non-current assets of discontinued operations	10,280	15,250

Total assets	$911,174	$750,315

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of $79,322 and $56,363 as of June 30, 2016 and December 31, 2015, respectively)	$88,370	$75,921
Long-term bank borrowings, current portion (including long-term bank borrowings, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2016 and December 31, 2015, respectively)	12,064	13,860
Borrowed funds from CeraVest loan investors, related party (including borrowed funds from CeraVest loan investors, related party of the consolidated VIEs without recourse to Fincera of $264 and $2,716 as of June 30, 2016 and December 31, 2015, respectively)	3,341	2,716
Borrowed funds from CeraVest loan investors (including borrowed funds from CeraVest loan investors of the consolidated VIEs without recourse to Fincera of 243,392 and $202,725 as of June 30, 2016 and December 31, 2015, respectively)	346,373	202,725
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of $63,523 and $58,620 as of June 30, 2016 and December 31, 2015, respectively)	117,838	106,869
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $45,742 and $14,334 as of June 30, 2016 and December 31, 2015, respectively)	73,107	35,806
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $4,591 and $2,562 as of June 30, 2016 and December 31, 2015, respectively)	4,767	3,317
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of $7,892 and $9,868 as of June 30, 2016 and December 31, 2015, respectively)	11,969	50,445
Total current liabilities	657,829	491,659

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	June 30,	December 31,
	2016	2015
	(unaudited)

Noncurrent liabilities
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2016 and December 31, 2015, respectively)	915	2,587
Total liabilities	658,744	494,246

Commitments and Contingencies (Note 17)	—	—

Stockholders’ equity
Preferred shares, $0.001 par value, 1,000,000 shares authorized; –no shares issued or outstanding at June 30, 2016 and December 31, 2015	—	—
Ordinary shares - $0.001 par value, 1,000,000,000 shares authorized, 23,557,616 and 23,549,644 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	24	24
Additional paid-in capital	329,875	329,276
Statutory reserves	24,849	27,014
Accumulated losses	(112,575)	(115,229)
Accumulated other comprehensive income	10,257	14,984
Total stockholders’ equity	252,430	256,069

Total liabilities and stockholders’ equity	$911,174	$750,315

The accompanying notes are an integral part of these condensed consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE (LOSS) INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Income
Service charges	$17,165	$6,983	$32,252	$9,752
Interest income	7,855	1,835	11,194	2,640
Other income	767	—	767	—
Property lease and management	2,496	2,433	4,996	4,629
Total income	28,283	11,251	49,209	17,021

Operating Costs and Expenses
Interest expense	8,171	4,435	14,627	7,838
Interest expense, related parties	1,149	777	2,621	1,879
Provision for credit losses	6,849	1,094	9,250	1,743
Product development expense	2,235	1,434	4,207	2,757
Property and management cost	502	556	999	1,126
Selling and marketing	2,914	357	5,141	524
General and administrative	5,220	2,493	9,784	5,167
Total operating costs and expenses	27,040	11,146	46,629	21,034

Income (loss) from continuing operations before income taxes	1,243	105	2,580	(4,013)
Income tax provision (benefit)	403	80	884	(976)
Income (loss) from continuing operations	840	25	1,696	(3,037)

(Loss) income from discontinued operations, net of taxes	(835)	2,987	(1,207)	8,715
Net income	5	3,012	489	5,678
Foreign currency translation adjustment	(6,034)	1,265	(4,727)	260

Comprehensive (loss) income	(6,029)	4,277	(4,238)	5,938

Earnings per share
Basic
Continuing operations	$0.04	$0.00	$0.07	$(0.13)
Discontinued operations	(0.04)	0.13	(0.05)	0.37
	$0.00	$0.13	$0.02	$0.24

Diluted
Continuing operations	$0.03	$(0.00)	$0.07	$(0.13)
Discontinued operations	(0.04)	0.12	(0.05)	0.36
	$(0.01)	$0.12	$0.02	$0.23

Weighted average shares outstanding
Basic	23,553,541	23,549,644	23,553,923	23,549,644
Diluted	24,070,599	24,258,035	24,130,698	24,262,250

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Six Months Ended June 30,
	2016	2015

Cash flow from operating activities:
Net cash provided by operating activities – continuing operations	$47,236	$17,775
Net cash provided by operating activities – discontinued operations	28,307	153,707

Net cash provided by operating activities	75,543	171,482

Cash flow from investing activities:
Net payments in loans	(136,753)	(102,975)
Change in other financing receivables	(55,707)	(114,942)
Purchase of property, equipment and leasehold improvements	(291)	(1,715)

Net cash (used in) investing activities	(192,751)	(219,632)

Cash flow from financing activities:
Net proceeds in borrowed funds from CeraVest loan investors	150,816	79,081
Proceeds from financing payables, related party	44,983	101,479
Repayment of financing payables, related party	(31,623)	(81,478)
Proceeds from bank borrowings	64,325	65,259
Repayment of bank borrowings	(51,641)	(123,176)
Repayment to affiliates	—	(14,439)
Net cash provided by financing activities – discontinued operations	3	39,023

Net cash provided by financing activities	176,863	65,749

Net cash provided by operating, investing and financing activities	59,655	17,599

Effect of foreign currency translation on cash and cash equivalents	(1,672)	80

Net increase in cash and cash equivalents	57,983	17,679

Cash and cash equivalents, beginning of the period	61,957	26,027

Cash and cash equivalents, end of the period	$119,940	$43,706

Supplemental disclosure of cash flow information:
Interest paid	$21,673	$11,751
Income taxes paid	$1,765	$3,755

The accompanying notes are an integral part of these condensed consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in thousands except share and per share data)

NOTE 1 – BACKGROUND

Fincera Inc. (the “Company” or “Fincera”), formerly known as AutoChina International Ltd., is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1) Internet-business and 2) Property lease and management business. The Company has been winding down its commercial vehicle sales, leasing and support business and insurance agency business since the end of 2015. All the business is conducted in the People’s Republic of China (the “PRC” or “China”).

Internet-based business

From February 2012, to October 2014, the Company established a series of subsidiaries, including Chuang Jin World Investment Limited (“Chuang Jin World”), Hebei Remittance Guarantee Limited (“Hebei Remittance”) and Lian Sheng Investment Co. (“Lian Sheng Investment”). Through its variable interest entities (“VIEs” and each, a “VIE”) it also established Beijing One Auto Technology, Dian Fu Bao Investments Limited and Easy Technology Limited. All of these subsidiaries were established to facilitate the internet-based operations including a new peer-to-peer lending platform called CeraVest, an online payments platform for the transportation and other industries called CeraPay, and an ecommerce platform called TruShip.

In November 2013 and February 2014, the Company established two wholly owned subsidiaries called Top Auto International Inc. (“Top Auto”) and First Auto Limited (“First Auto”), which are expected to eventually hold the Company’s internet-based businesses.

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded by either independent or related party individual investors (such investors hereinafter known as CeraVest loan investors), who can invest in notes through the CeraVest platform simply by visiting the platform’s website (www.qingyidai.com), completing the registration process and selecting which notes to invest in. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to CeraVest loan investors at the Company’s option during the six-month loan period and that the interest is established at approximately 8.62% per annum. The loan is guaranteed by the SMBs and 8.0% of the loan is remitted to the Company as a loan deposit recorded as CeraVest security deposits under other payable and accrued liabilities (Note 8).

The debt is transferred, partly or in full, to CeraVest loan investor through a transfer agreement at a quoted rate of return of approximately 8.62% per annum and the lending period is also six months, which is called “CeraVest Fixed”.

In September 2015, the Company launched a flexible term investment product called “CeraVest Flex” in order to give investors more flexibility with respect to the term of their investment, as opposed to the fixed 6-month term of the regular CeraVest product. CeraVest Flex is designed to offer customers the flexibility to add or withdraw funds as they please. The rate of return is fixed at approximately 8.03% per annum regardless of the holding period. The Company adjusts the size of the underlying pool of CeraPay receivables according to the total amount of investment in CeraVest Flex. All of the foregoing is reflected in the applicable transfer agreement.

No clauses in the transfer agreement require the Company to repurchase any default loans. However, the Company voluntarily commits to assist the investors to eliminate their investment risks, and preserve the principal and the stated interest.

CeraPay is our proprietary online payments platform that operates on our own closed-loop network. The platform’s website is www.dianfubao.com. Having features similar to a credit card, CeraPay is free for users to use as long as any outstanding balances are paid in full each month. The Company charges transaction fees to merchants in the network.

TruShip launched in December 2015, is our online e-commerce platform run by Beijing One Auto Technology whereby trucking industry merchants, such as dealerships and leasing companies, can establish an online store-front and conveniently conduct sales transactions through CeraPay. The platform’s website is www.che001.com. The platform charges approximately 0.2% facilitation fees to the online registered stores for each successful transaction conducted with the customers.

In August 2016, the Company entered into an agreement to purchase the remaining portions of the Kai Yuan Finance Center building that it does not already own. The remaining property, which consists of 31 floors and an underground parking garage, totals over 119,000 square meters, and houses the Hilton Shijiazhuang, a premiere 594-room hotel. The transaction is valued at approximately $376.9 million, including assumption of debt, and includes the purchase of the entity that operates the hotel. See Note 16 – Subsequent Events to the financial statements included herewith.

Property lease and management business

We own and lease out office space in the Kai Yuan Finance Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. Our corporate headquarters occupies floors 26 and 27 and we lease out the space that we do not occupy (approximately 56,092 square meters).

On August 8, 2016, the Company entered into an agreement to purchase from a related party the remaining portions of the Kai Yuan Finance Center building that it does not already own. The remaining property, which consists of 31 floors and an underground parking garage, totals over 119,000 square meters, and houses the Hilton Shijiazhuang, a premiere 594-room hotel operated by Hilton Worldwide. The purchase, which includes the entity that operates the Hilton Shijiazhuang, is being purchased for approximately $119.9 million. The Company will also assume approximately $257.0 million in debt as part of the acquisition. The $119.9 million purchase price will be payable within 12 months of the signing of the equity transfer agreement, and any unpaid amounts after 12 months will begin to accrue interest at the one-year rate announced by the People's Bank of China. As of the filing date, September 30, 2016, the acquisition has not been completed yet.

Discontinued Operations

The Company has discontinued its commercial vehicle sales, leasing and support business, which includes its insurance agency business. Accordingly, the activities of the Company’s commercial vehicle sales, leasing and support business and its insurance agency business have been segregated and reported as discontinued operations for all periods presented. Summarized financial data for the businesses classified as discontinued operations are provided in Note 3 – Discontinued Operations.

Variable Interest Entities

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of June 30, 2016 and December 31, 2015 and for the six months ended June 30, 2016 and 2015:

	June 30,	December 31,
	2016	2015
	(unaudited)

Total assets	$805,031	$636,526
Total liabilities	444,727	347,188

	Six months ended
	June 30,
	2016	2015
	(unaudited)	(unaudited)

Revenues	$35,669	$9,764
Net income (loss) from continued operations	392	(2,234)
Net income (loss) from discontinued operations	1,567	(7,266)

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2015 Annual Report filed with the SEC on May 2, 2016. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassification

The Company has reclassified certain comparative amounts in the consolidated statements of income and comprehensive (loss) income for the six months ended June 30, 2015 to conform to the current year’s presentation. The principal reclassifications are related to 1) the separate presentation of provision for credit losses, which were previously included in general and administrative expenses; and 2) the separate presentation of product development expense, which was previously included in general and administrative expenses. The reclassifications provides more transparent and comprehensive information on the new CeraVest and CeraPay operations and provides more relevance to the operational focus the Company is shifting to. The reclassification did not have an impact on the reported total assets, liabilities, stockholders’ equity and net income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets, the assessment of the valuation allowance on deferred tax assets and the assessment of the fair value of the commercial vehicles which is used in determining revenue recognition by reference to the retail market price. Actual results could differ from these estimates.

Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying unaudited condensed consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of June 30, 2016 and December 31, 2015 and the consolidated statements of income and comprehensive income for the six months ended June 30, 2016 and 2015 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive (loss) income. The following are the exchange rates used by the Company as of June 30, 2016 and December 31, 2015, and for the six months ended June 30, 2016 and 2015.

December 31, 2015
Exchange rates as of the date specified	6.4936:1 RMB to USD
7.7510:1 HKD to USD

Average exchange rates for the years ended	6.2245:1 RMB to USD
7.7521:1 HKD to USD

	June 30, 2016	June 30, 2015
Exchange rates as of the date specified	6.6312:1 RMB to USD	6.1136:1 RMB to USD
	7.7588:1 HKD to USD	7.7544:1 HKD to USD

Average exchange rates for the six-months ended	6.5264:1 RMB to USD	6.1294:1 RMB to USD
	7.7669:1 HKD to USD	7.7544:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of June 30, 2016 and December 31, 2015, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of June 30, 2016 and December 31, 2015, the restricted cash was $4,213 and $157, respectively, which was primarily composed of cash deposited into CeraVest loan investor accounts. These cash balances belong to the respective investors and therefore the Company does not have any control over those deposits.

Other financing Receivables, net

Other financing receivables, net represent current and overdue financing provided to registered customers on the CeraPay platform, usually with an original term of 30 days. Other financing receivables become overdue after an eight day grace period from the monthly due date.

Loans, net

Loans, net represents loans provided to small and medium sized businesses (“SMBs”) through the CeraVest platform with a six-month term and an interest rate of 8.62% per annum. It includes any amounts that are overdue. The SMBs are expected to repay the principal and interest to the Company in lump-sum at the maturity of the loan.

Borrowed funds from CeraVest loan investors

Borrowed funds from CeraVest loan investors represents 1) the funds provided by investors through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term; and 2) the funds provided by investors through CeraVest Flex for the investment in the obligation rights generated by the Company on the CeraPay users. These payables bear interest at a weighted average interest rate of 8.32% for fixed and 8.03% for flexible term per annum as of June 30, 2016, respectively.

Provision for Credit Losses

The allowance for credit losses, which includes the allowance for other financing receivables and loans, net represents management’s estimate of probable losses inherent in the Company’s internet-based business. The Company determines that both the other financing receivables and loans, net represent large groups of smaller-balance homogeneous loans to the CeraPay and CeraVest customers based on their similar general credit risk characteristics, and evaluates the allowance for receivables due from CeraPay and CeraVest customers respectively.  When evaluating the credit losses, the Company normally bases it on its historical loss experience derived from the commercial vehicle sales, leasing and support business, which has a similar credit portfolio with the existing internet-based borrowers, and also makes reference to the experience of other entities in the same business.

The Company performs periodic and systematic detailed reviews of its other financing receivables and loans, net, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of other financing receivables and loans, net. Credit risk concentration with respect to other financing receivables and loans, net is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Property, Equipment and Leasehold Improvements, net

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of income and comprehensive (loss) income. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Buildings	40 years
Equipment	5 - 10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of income and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, prepaid expenses, other financing receivables, loans, short-term bank borrowings, borrowed funds from CeraVest loan investors, financing payables, related parties, other payables and accrued liabilities, income taxes payable, and current portion of long-term bank borrowings. The carrying amounts of the short-term financial instruments at June 30, 2016 and December 31, 2015 approximated their fair values because of their short maturities or existence of variable interest rates, which reflect current market rates. For long-term financial instruments, the carrying amount approximates its fair value since the interest rates applied to determine the carrying amount is close to the market interest rates for similar types of long-term instruments. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As of June 30, 2016 and December 31, 2015, there were no assets or liabilities within the continued operations that were measured and reported at fair value on a recurring basis.

Comprehensive (Loss) Income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments during the periods ended June 30, 2016 and 2015.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue Recognition

Service Charges
Service charges consists of various fees. For CeraPay it includes transaction fees, penalty fees and late fees. We charge merchants transaction fees for accepting CeraPay payments and those fees are recognized when collected. We charge CeraPay users with penalties and late fees if they become delinquent in repaying any outstanding monthly CeraPay balance. Those fees are recognized when their collectability is reasonably assured.

CeraVest fees are derived from borrowers. We charge borrowers with penalties and late fees, which are classified as service charges, if they become delinquent in repaying a CeraVest loan. Those fees are recognized when their collectability is reasonably assured.

Interest Income
Interest income consists of the interest income generated from CeraVest loans and bank deposits. We recognize interest income on CeraVest loans based on the effective interest rate method over the term of the financing period. We also charge borrowers an origination fee upon the establishment of CeraVest loans and amortize it throughout the period of the loan.

Recognition of income is suspended and a receivable is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired loans are recorded against the loan principle and then to any unrecognized income.

Property lease and management
Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company’s standard lease terms, rental payments are generally due on a monthly basis. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $120 and $268 for the six months ended June 30, 2016 and 2015, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operations.

Product Development Expense

Our product development expense includes the costs associated with the engineering and technical headcount responsible for product development, as well as their associated costs. It includes labor and facilities-related costs for employees responsible for research and development of our existing and new products and services, as well as depreciation and equipment-related expenses.

Value added Tax and Business Tax

All of the Company’s operations are subject to VAT starting in May 2016. In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities. Service revenues are subject to a VAT of 6%.

Prior to May 2016, the Company’s PRC subsidiaries were subject to business tax of 5% for their revenues from the internet-based businesses, membership fee, interest from sales-type leases, management servicing fee, commission fee, revenues from tires, fuel and insurance financing services, and rental income. Since May 1, 2016, the Company has completed the transition from business tax to VAT as required by China’s new tax regulations.

Income Taxes

Income taxes are accounted for using an asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their expected period of realization. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

The Company recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC VIEs and subsidiaries are subject to examination by the relevant tax authorities. The Company did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2015 and 2014 respectively.

The Company’s Chinese subsidiaries are subject to taxation in the PRC. The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before 2010. With a few exceptions, the tax years 2010 - 2015 remain open to examination by tax authorities in the PRC. The tax years 2012 - 2015 for US entities remains open to examination by tax authorities in the US.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of two reporting and operating segments, the internet-based business and property lease and management business.

Earnings Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Basic and diluted (loss) earnings per share for each of the periods presented are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Income (loss) from continuing operations	840	25	1,696	(3,037)
(Loss) income from discontinued operations, net of taxes	(835)	2,987	(1,207)	8,715
Net income	5	3,012	489	5,678

Earnings per share
Basic
Continuing operations	$0.04	$0.00	$0.07	$(0.13)
Discontinued operations	(0.04)	0.13	(0.05)	0.37
	$0.00	$0.13	$0.02	$0.24

Diluted
Continuing operations	$0.03	$(0.00)	$0.07	$(0.13)
Discontinued operations	(0.04)	0.12	(0.05)	0.36
	$(0.01)	$0.12	$0.02	$0.23

Weighted average shares outstanding
Basic	23,553,541	23,549,644	23,553,923	23,549,644
Diluted	24,070,599	24,258,035	24,130,698	24,262,250

Share-Based Payments

The Company records all share-based payment grants of employee stock options to employees in the financial statements based on their fair values on grant date and amortizes to expense on a straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant for both the 2009 incentive plan and the 2015 incentive plan. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the 2009 incentive plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares. The Company used the binomial model to estimate the fair value of repriced options as the Company has reassessed the exercise pattern and determined that the Binomial Pricing model was a better model for estimating the fair values of the repriced options.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. This new standard will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to correlate with the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year, while allowing a company to adopt the new revenue standard early but not before the original effective date. This guidance will be effective as to us on January 1, 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the impact of adopting ASU 2014-09 on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this Update require public business entities that are required to disclose fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement. The amendments in this Update require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendments in this Update require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or in the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application by public business entities to financial statements of fiscal years or interim periods that have not yet been issued or, by all other entities, that have not yet been made available for issuance of the following amendments in this Update are permitted as of the beginning of the fiscal year of adoption: an entity should present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk if the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard creates Topic 842, Leases, in the FASB Accounting Standards Codification (FASB ASC) and supersedes FASB ASC 840, Leases. ASU 2016-02 requires a lessee to recognize the assets and liabilities that arise from leases (operating and finance). However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments require that all excess tax benefits and all tax deficiencies should be recognized as income tax expense or benefit in the income statement and that those benefits and deficiencies are discrete items in the reporting period in which they occur. Because excess tax benefits are no longer recognized in additional paid in capital, the assumed proceeds from applying the treasury stock method when computing earnings per share is amended to exclude the amount of excess tax benefits that would be recognized in additional paid-in capital. The amendments also require to no longer delay recognition of a tax benefit until the tax benefit is realized through a reduction to taxes payable. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are evaluating the impact of adopting ASU 2016-09 on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financing Instruments-Credit Losses (Topic 326): Measure of Credit Losses on Financial Instruments. The amendments change the guidance on the impairment of financial instruments. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. We are evaluating the impact of adopting ASU 2016-13 on our consolidated financial statements.
Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

NOTE 3 – DISCONTINUED OPERATIONS

For the fiscal year ended December 31, 2014, our businesses consisted of 1) commercial vehicle sales, leasing and support business, 2) property lease and management business, 3) insurance agency, and 4) internet-based business in the commercial vehicle industry. In August 2015 we began winding down the operations of our commercial vehicle sales, leasing and support business and insurance agency business (the “traditional business”), in the following steps,

1.
Ceased to market and sign up new contracts for commercial vehicles sales, leasing and support business and insurance agency business;

2.
Actively sold a number of the transportation companies, which constitute the sales network of the traditional businesses to achieve market penetration at a municipal and county level throughout China, to third parties.

3.
Transferred the long-lived assets, mainly including the computers and furniture, from the traditional businesses to the internet-based business;

4.
Dismissed or transferred the employees from the traditional businesses to the internet-based business.

On December 31, 2015 the Board of Directors approved that the Company shift its strategy to focusing on its internet-based business, which was initially launched near the end of 2014. Accordingly, the Company determines that the traditional businesses were ceased as of December 31, 2015, and should be reported as discontinued operations.

The Company will continue to service outstanding leases until they have all been collected. The due dates for the remaining leases run through July 2017 and the Company also expects to continue servicing and collecting on any payments that become overdue. This constitutes significant continuing involvement in the traditional businesses after their cessation.

The assets and liabilities of the traditional businesses were included in the captions “Assets of discontinued operations” and “Liabilities of discontinued operations”, in the accompanying balance sheets at June 30, 2016 and December 31, 2015 and consisted of the following:

	June 30,	December 31,
	2016	2015
	(unaudited)
Assets classified as discontinued operations
Accounts receivable, net	$18,951	$27,688
Prepaid expenses and other current assets	2,681	3,100
Inventories	1,562	4,330
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for credit losses	15,721	63,774
Short-term net investment in sales-type leases	79	5,703
Total current assets	38,994	104,595
Long-term net investment in direct financing and sales-type leases, net of current maturities	45	3,064
Deferred income tax assets	10,235	12,186
Total non-current assets	10,280	15,250
Total assets	$49,274	$119,845

	June 30,	December 31,
	2016	2015
	(unaudited)
Liabilities classified as discontinued operations
Income tax payable	─	111
Other payables and accrued liabilities	10,165	11,795
Long-term payables, current portion	─	─
Short-term bonds payable	─	36,738
Financing payables, related parties	1,804	1,801
Total current liabilities	11,969	50,445
Long-term payables	915	2,587
Total non-current liabilities	915	2,587
Total liabilities	$12,884	$53,032

The following are revenues and income from discontinued operations:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Revenues	$2,356	$66,833	$5,194	$132,759

Income (loss) from discontinued operations	(1,500)	4,362	(1,455)	12,252
Income tax provision (benefit)	(665)	1,375	(248)	3,537
Income (loss) from discontinued operation, net of income tax	$(835)	$2,987	$(1,207)	$8,715

NOTE 4 – OTHER FINANCING RECEIVABLES, NET

The following lists the components of other financing receivables, net:

	June 30,	December 31,
	2016	2015
	(unaudited)
Other financing receivables	$292,425	$242,543
Less: Provision for credit losses	(13,465)	(7,194)

Other financing receivables, net	$278,960	$235,349

Other financing receivables represent outstanding receivables from CeraPay users, which are due and payable in full on a monthly basis. The users must pass through an application process and provide guarantees. These users are also encouraged to provide collateral such as a commercial vehicle, security deposit or real estate to obtain extended credit line.

Credit quality of other financing receivables

The carrying amount of the current and past due other financing receivables as of June 30, 2016 and December 31, 2015 were as follows:

June 30, 2016 (Unaudited)	Current	Past due	Total carrying amount

Gross other financing receivables	$246,211	$46,214	$292,425
Less: Provision for credit losses	─	(13,465)	(13,465)
Net other financing receivables, net	$246,211	$32,749	$278,960

December 31, 2015	Current	Past due	Total carrying amount

Gross other financing receivables	$208,159	$34,384	$242,543
Less: Provision for credit losses	-	(7,194)	(7,194)
Net other financing receivables, net	$208,159	$27,190	$235,349

The analysis of the age of the carrying amount of the past due receivables as of June 30, 2016 and December 31, 2015 were as follows:

	June 30,	December 31,
	2016	2015
	(unaudited)

Less than 90 days	$10,791	$16,269
Over 90 days	35,423	18,115
Subtotal	46,214	34,384
Less: Provision for credit losses	(13,465)	(7,194)
Total	$32,749	$27,190

Provisions for credit losses charged in the consolidated statement of income for the CeraPay business were approximately $6,523 and $703 for the six months ended June 30, 2016 and 2015, respectively.

NOTE 5 – LOANS, NET

The following lists the components of loans, net:

	June 30,	December 31,
	2016	2015
	(unaudited)
Loans	$382,767	$253,268
Less: Provision for credit losses	(5,239)	(2,609)
Less: Deferred loan origination fees	(3,145)	─

Loans, net	$374,383	$250,659

Loans, net arise from loans made from the CeraVest P2P platform, for which the Company enters into a six-month lending agreement with SMBs with principal and interest payable in full at maturity by the SMBs. As of June 30, 2016 and December 31, 2015, the effective interest rate charged for CeraVest loans was approximately 8.62% per annum.

Deferred loan origination fees arise from the 1.5% origination fee charged to CeraVest borrowers. The Company amortizes origination fees into interest income over the term of the respective loans.

Credit quality of loans, net

The carrying amount of the current and past due loans as of June 30, 2016 and December 31, 2015 were as follows:

June 30, 2016 (Unaudited)	Current	Past due	Total carrying amount

Gross loans	$362,682	$20,086	$382,768
Less: Provision for credit losses	(3,554)	(1,686)	(5,239)
Less: Deferred loan origination fees	(3,145)	─	(3,145)
Loans, net	$355,983	$18,400	$374,383

December 31, 2015	Current	Past due	Total carrying amount

Gross loans	$246,279	$6,989	$253,268
Less: Provision for credit losses	(2,407)	(202)	(2,609)
Less: Deferred loan origination fees	─	─	─
Loans, net	$243,872	$6,787	$250,659

The analysis of the age of the carrying amount of the past due receivables as of June 30, 2016 and December 31, 2015 were as follows:

	June 30,	December 31,
	2016	2015
	(unaudited)

Less than 90 days	$9,954	$5,749
Over 90 days	10,132	1,240
Subtotal	20,086	6,989
Less: allowance for credit losses	(1,686)	(202)
Total	$18,400	$6,787

Provisions for credit losses charged in the consolidated statement of income for the CeraVest business were approximately $2,727 and $1,070 for the six months ended June 30, 2016 and 2015, respectively.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:

	June 30,	December 31,
	2016	2015
	(unaudited)

Short-term advances	521	161
Temporary advances to employees	210	28
Prepaid rent	359	288
Prepaid other taxes	364	314
Other current assets	883	729
Total	$2,338	$1,520

NOTE 7 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	June 30	December 31,
	2016	2015
	(unaudited)

Buildings and leasehold improvements	$70,138	$72,134
Furniture and fixtures	5,797	6,970
Equipment	5,735	5,857
Company automobiles	1,235	1,441
Total	82,905	86,402

Less: Accumulated depreciation and amortization	(11,985)	(12,585)
Property, equipment and leasehold improvements, net	$70,920	$73,817

Depreciation and amortization expense for the operations was approximately $1,561 and $1,877 for the six months ended June 30, 2016 and 2015, respectively.

The following schedule provides an analysis of Fincera’s investment in property on operating leases and property held for lease by major classes as of June 30, 2016 and December 31, 2015:

	June 30	December 31,
	2016	2015
	(unaudited)

Buildings and leasehold improvements	$58,524	$57,827
Equipment	4,814	4,838
Total	63,338	62,665

Less: Accumulated depreciation	(5,798)	(4,378)
Total	$57,540	$58,287

NOTE 8 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	June 30	December 31,
	2016	2015
	(unaudited)

CeraVest security deposits from borrowers	$36,352	$22,755
Temporary payables to CeraPay merchants	8,914	3,042
Funds due to CeraVest borrowers	15,572	—
Purchasing funds from CeraVest loan investors	2,943	—
Payables related to properties	617	747
Rental deposits	1,760	2,032
Accrued expenses	6,459	2,646
Business and other tax payables	1,291	940
Salary payable	1,915	1,584
Interest payable for bank borrowings	227	253
Other current liabilities	—	1,807
Total	$73,107	$35,806

CeraVest security deposits from borrowers represent security deposits received from CeraVest borrowers upon the funding of their respective loans; Temporary payables to CeraPay merchants represent monetary credits CeraPay merchant members that are yet to be claimed from the Company; Funds due to CeraVest borrowers represent the approved borrowing requests not yet released to the borrowers;and purchasing funds from CeraVest loan investors represent the unspent CeraVest purchasing funds deposited by the loan investors, with its counterpart recorded under restricted cash.

NOTE 9 – THIRD PARTY BORROWINGS

Short-term bank borrowings

A summary of the Company’s short-term borrowings is as follows:

	Weighted-average interest rate
	June 30	December 31,		June 30	December 31,
	2016	2015	Maturities	2016	2015
				(unaudited)

Short-term bank loans	5.18%	5.93%	November 2016 to March 2017	$88,370	$75,921

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 4.35% to 5.90% as of June 30, 2016, are denominated in RMB and have terms maturing within one year. All of the loans due before the filing date, September 30, 2016, were repaid.

Long-term bank borrowings

A summary of the Company’s long-term borrowings is as follows:

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2016	2015	Maturities	2016	2015
				(unaudited)

Long-term bank loans, current portion	6.77%	6.77%	August 2016	$12,064	$13,860
Total				$12,064	13,860

Long-term bank borrowings represent the loan borrowed from Bank of East Asia for working capital purposes. The loan bears a weighted average interest at 6.77% as of June 30, 2016 and December 31, 2015 and is denominated in RMB. The loan is secured by a collateral pledge of property of the Company. All of the loans due before the filing date were repaid.

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $66.6 million and $67.5 million as of June 30, 2016 and December 31, 2015 respectively.

NOTE 10 – BORROWED FUNDS FROM CERAVEST LOAN INVESTORS

A summary of the Company’s borrowed funds from CeraVest loan investors is as follows:

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2016	2015	Maturities	2016	2015
				(Unaudited)
Borrowed funds from CeraVest loan investors-CeraVest Fixed (inclusive of interest payable $2,001 and $1,965 as of June 30, 2016 and December 31, 2015, respectively)	8.32%	8.33%	July 2016 toDecember 2016	$102,981	$97,392

-CeraVest Flex (inclusive of interest payable $2,006 and $511 as of June 30, 2016 and December 31, 2015, respectively)	8.03%	8.03%	—	243,392	105,333
Total				$346,373	$202,725

Borrowed funds from CeraVest loan investors represents 1) the funds provided by investors through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term and are secured by the counterpart loans, net; and 2) the funds provided by investors through CeraVest Flex were for the investment in the monetary collection rights generated by the Company due from the CeraPay users.

NOTE 11 – INCOME TAXES

Cayman Islands:  Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:  The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the six months ended June 30, 2016 and during 2015. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China:    The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) attributable to continued operations in the consolidated statements of income and comprehensive income are as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current	$1,956	$—	$2,912	$142
Deferred	(1,553)	80	(2,082)	(1,118)
Total	$403	$80	$884	$(976)

The tax effects of temporary differences of continuing operations representing deferred income tax assets / liabilities result principally from the following:

	June 30,	December 31,
	2016	2015
	(unaudited)
Deferred income tax assets:
Provision for credit losses	$4,676	$2,451
Accrued liabilities	3,704	2,785
Tax loss carry forward	2,766	1,775
Deferred income tax assets	$11,146	$7,011

As of June 30, 2016 and December 31, 2015, deferred income tax assets are derived from accrued liabilities, tax loss carried forward, and provision for credit losses arising from the same tax jurisdictions in China.

At June 30, 2016, the Company had $37,580 of deductible tax loss carry forwards that expires through June, 2021.

The difference between the effective income tax rate and the expected statutory rate on income (loss) from operations was as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statutory rate	25.0%	25.0%	25.0%	25.0%
Non-deductible expenses	14.6%	138.1%	13.6%	(4.0)%
Non-taxable income	(7.2)%	(87.4)%	(4.3)%	3.4%
Effective tax rate	32.4%	75.6%	34.3%	24.4%

The non-deductible expenses and non-taxable income represented the expenditures and revenues generated outside of main land PRC.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2016 and 2015. As of June 30, 2016 and December 31, 2015, the Company did not have any significant unrecognized uncertain tax positions.

PRC Withholding Tax on Dividends

The current PRC Enterprise Income Tax Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of June 30, 2016 and December 31, 2015, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $998 and $1,481 for the six months ended June 30, 2016 and 2015, respectively, and $510 and $713 for the three months ended June 30, 2016 and 2015, respectively.

Future minimum payments under long-term, non-cancelable leases as of June 30, 2016, are as follows:

Year Ending December 31,	Future Minimum Payments
2016 (six months)	$178
2017	221
2018	46
2019	2
2020	—
Total	$446

Legal Proceedings

In the opinion of management, there are no material claims, assessments or litigation pending against the Company.

NOTE 13 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

Fincera’s operations include the leasing of commercial property at the Kai Yuan Center. The leases thereon expire at various dates through 2021. The following is a schedule of minimum future rents on non-cancelable operating leases at June 30, 2016:

Year Ending December 31,	Future Minimum Rentals
2016 (six months)	$4,743
2017	5,119
2018	2,317
2019	1,475
2020 and after	1,451
Total	$15,105

There are no contingent rentals as of June 30, 2016.

NOTE 14 – SEGMENT REPORTING

The Company’s chief operating decision maker (“CODM”) has been identified as the CEO, who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. The Company measures segment income as income from operations less provision for credit losses, interest expenses, interest expenses of related parties, and property and management cost. The reportable segments are components of the Company, which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business. Income tax expenses are not allocated to the segments.

The Company operated two segments: the internet-based business segment and the office leasing segment.

Discontinued operations have been excluded from the segment information for periods presented.

Three months ended June 30, 2016 (unaudited)

	Internet-based Business	Office Leasing	Total

Segment Income	$25,787	$2,496	$28,283
Property and management cost	—	502	502
Provision for credit losses	6,849	—	6,849
Interest expense	8,171	—	8,171
Interest expense, related parties	571	578	1,149
Segment income before taxes	$ 10,196	$1,416	$11,612

Six months ended June 30, 2016 (unaudited)

	Internet-based Business	Office Leasing	Total

Segment Income	$44,213	$4,996	$49,209
Property and management cost	—	999	999
Provision for credit losses	9,250	—	9250
Interest expense	14,627	—	14,627
Interest expense, related parties	1,749	872	2,621
Segment income before taxes	$ 18,587	$ 3,125	$21,712

Three months ended June 30, 2015 (unaudited)

	Internet-based Business	Office Leasing	Total

Segment Income	$8,818	$2,433	$11,251
Property and management cost	—	556	556
Provision for credit losses	1,094	—	1,094
Interest expense	4,435	—	4,435
Interest expense, related parties	639	138	777
Segment (loss) income before taxes	$2,650	$1,739	$4,389

Six months ended June 30, 2015 (unaudited)

	Internet-based Business	Office Leasing	Total

Segment Income	$12,392	$4,629	$17,021
Property and management cost	—	1,126	1,126
Provision for credit losses	1,743	—	1,743
Interest expense	7,838	—	7,838
Interest expense, related parties	1,927	582	1,879
Segment income before taxes	$ 1,514	$ 2,921	$4,435

The assets of the office leasing segment as of June 30, 2016 and December 31, 2015 amounted to $92.5 million and $87.4 million, respectively. The remaining balances of assets as of June 30, 2016 and December 31, 2015 are $818.7 million and $543.1 million, respectively, which are related to the internet-based business segment.

NOTE 15 – RELATED PARTY BALANCES AND TRANSACTIONS

Financing payables, related parties

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Li, and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet Holdings Limited (“Heat Planet”), which was discussed in greater detail in Item 4.A, “History and Development of the Company”, of the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 18, 2014. The amount was payable within six months of occupation of the Kai Yuan Finance Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of June 30, 2016). As of June 30, 2016 approximately $4.2 million is still owed to Alliance Rich for the acquisition of Heat Planet.

In September 2011, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), an entity indirectly owned by our Chairman and CEO, Mr. Yong Hui Li (also refer to group structure chart contained in this report), began charging interest at 8.00% per annum, and amounts owed continue to be unsecured and due on demand by the lender.

Hebei Ruijie Hotel Management Company, an entity controlled by our Chairman and CEO, Mr. Yong Hui Li, charges interest at 5.60% per annum on amounts owed to it.

The amount due to Mr. Li and Smart Success Investment Limited (“Smart Success”) were non-interest bearing, unsecured and due on demand by the lenders.

During the periods presented, the Company received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo and bore an interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In 2015, the Company obtained internet-based financings from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding financing payables, related parties as of June 30, 2016 and December 31, 2015 were as follows:

		June 30,	December 31,
	Notes	2016	2015
		(unaudited)

Mr. Li		$144	$144
Alliance Rich	(1)	4,167	4,088
Hebei Kaiyuan	(1)	4,423	4,400
Smart Success	(1)	9	9
Hebei Ruijie Hotel Management Company	(1)	45,572	39,608
Ruituo	(2)	63,523	58,536
Beiguo Auto	(3)	—	23
Xinji Beiguo Mall	(3)	—	61
Total		$117,838	$106,869

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.
(3)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Borrowed funds from CeraVest loan investor, related party:

A summary of the Company’s borrowed funds from CeraVest loan investor, related party is as follows:

		June 30,	December 31,
	Note	2016	2015
		(unaudited)

Mr. Chen Lei	(1)	$3,341	$2,716
Total		$3,341	$2,716

(1)
During the periods presented, Chen Lei, the senior vice president, has provided to the Company through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term and are secured by the counterpart loans, net. These payables represent two types of investment, CeraVest Fixed and CeraVest Flex, amounting to $3.3 million and $2.7 million, with weighted average interest rate of 8.62% and 8.03% per annum as of June 30, 2016 and December 31, 2015, respectively.

Related Party Transactions

During the periods presented, the details of the related party transactions were as follows:

		Six months ended June 30,
	Notes	2016	2015
		(unaudited)	(unaudited)
Capital nature:
Ruituo	(3) (c)	$402,278	$48,394
Ruituo	(3) (d)	1,522	494
Mr. Li	(4) (a)	125,031	183,868
Hebei Ruijie Hotel Management Company	(1) (b)	43,286	39,776
Hebei Ruijie Hotel Management Company	(1) (a)	—	24,472
Beiguo Auto	(5) (c)	—	182
Beiguo Auto	(5) (d)	1	37
Xinji Beiguo Mall	(5) (c)	—	36,666
Xinji Beiguo Mall	(5) (d)	—	529
Ruituo	(3) (a)		24,472
Alliance Rich	(1) (d)	83	84
Mr. Wei	(6) (a)	15,322	16,314

Trading nature:
Hebei Kaiyuan	(1) (d)	142	155
Hebei Ruijie Hotel Management Company	(1) (d)	867	581
Hebei Ruijie Hotel Management	(1) (e)	589	572
Related party transactions classified as capital nature principally involve providing sources of financing for the Company. Those classified as trading nature tend to be periodic in nature or for operating purposes.

Notes:
(1)
Entity controlled by Mr. Li.
(2)
Entity in which Mr. Li’s brother holds a 40% equity interest.
(3)
Entity controlled by Mr. Li’s brother.
(4)
The Chairman and Chief Executive Officer of Fincera.
(5)
Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.
(6)
The Chief Operating Officer of Fincera.

Nature of transaction:
(a)
Bank loan guarantee provided by the affiliates to the Company.
(b)
Loan provided to the Company during the period.
(c)
Internet-based financing provided to the Company during the year.
(d)
Interest expenses incurred by the Company during the period.
(e)
Conference fees.

NOTE 16 – SUBSEQUENT EVENTS

On August 8, 2016, the Company entered into an agreement to purchase from a related party the remaining portions of the Kai Yuan Finance Center building that it does not already own. The remaining property, which consists of 31 floors and an underground parking garage, totals over 119,000 square meters, and houses the Hilton Shijiazhuang, a premiere 594-room hotel operated by Hilton Worldwide. The purchase, which includes the entity that operates the Hilton Shijiazhuang, is being purchased for approximately $119.9 million. The Company will also assume approximately $257.0 million in debt as part of the acquisition. The $119.9 million purchase price will be payable within 12 months of the signing of the equity transfer agreement, and any unpaid amounts after 12 months will begin to accrue interest at the one-year rate announced by the People's Bank of China. As of the filing date, September 30, 2016, the acquisition has not been completed yet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Fincera Inc. (the “Company” or “Fincera”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1) Internet-business and 2) Property lease and management business. The Company has been winding down its commercial vehicle sales, leasing and support business and insurance agency business starting near the end of 2015. All the business is conducted in the People’s Republic of China (the “PRC” or “China”).

Internet-based business

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded by CeraVest loan investors, who can invest in notes through the CeraVest platform simply by visiting the platform’s website (www.qingyidai.com), completing the registration process and selecting which notes to invest in. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to CeraVest loan investors at the Company’s option during the six-month loan period and that the interest is established at approximately 8.62% per annum. The loan is guaranteed by the SMBs and 8.0% of the loan is remitted to the Company as a loan deposit recorded as CeraVest security deposits under other payable and accrued liabilities (Note 8).

The debt is transferred, partly or in full, to CeraVest loan investors through a transfer agreement at a quoted rate of return of approximately 8.62% per annum with a 6-month term. This product is called “CeraVest Fixed.”

No clauses in the transfer agreement require the Company to repurchase any default loans. However, the Company voluntarily commits to assist the investors to eliminate their investment risks, and preserve the principal and the stated interest.

In September 2015, the Company launched a flexible term investment product called CeraVest Flex in order to give investors more flexibility with respect to the term of their investment, as opposed to the fixed 6-month term of the regular CeraVest Fixed products. CeraVest Flex is designed to offer investors the flexibility to add or withdraw funds as they please with no specific lending period or maturity date. The investors are free to add to or withdraw their investment at any time. The rate of return is fixed at approximately 8.03% per annum regardless of the holding period. The Company adjusts the size of the underlying pool of CeraPay receivables according to the total amount of investment in CeraVest Flex. All of the foregoing is reflected in the applicable transfer agreement.

CeraPay is our proprietary online payments platform that operates on our own closed-loop network. The platform’s website is www.dianfubao.com. Having features similar to a credit card, CeraPay is free for users to use as long as any outstanding balances are paid in full each month. The Company charges transaction fees to merchants in the network.

TruShip launched in December 2015, is our online ecommerce platform run by Beijing One Auto Technology whereby trucking industry merchants, such as dealerships and leasing companies, can establish an online store-front and conveniently conduct sales transactions through CeraPay. The platform’s website is www.che001.com. The platform charges approximately 0.2% facilitation fees to the online registered stores for each successful transaction conducted with the customers.

In August 2016, the Company entered into an agreement to purchase the remaining portions of the Kai Yuan Finance Center building that it does not already own. The remaining property, which consists of 31 floors and an underground parking garage, totals over 119,000 square meters, and houses the Hilton Shijiazhuang, a premiere 594-room hotel. The transaction is valued at approximately $376.9 million, including assumption of debt, and includes the purchase of the entity that operates the hotel. See Note 16 to the financial statements included herewith.

Property lease and management business

We own and lease out office space in the Kai Yuan Finance Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. Our corporate headquarters occupies floors 26 and 27 and we lease out the space that we do not occupy (approximately 56,092 square meters).

On August 8, 2016, the Company entered into an agreement to purchase from a related party the remaining portions of the Kai Yuan Finance Center building that it does not already own. The remaining property, which consists of 31 floors and an underground parking garage, totals over 119,000 square meters, and houses the Hilton Shijiazhuang, a premiere 594-room hotel operated by Hilton Worldwide. After the acquisition is completed, it is anticipated that the Company will continue to utilize Hilton Worldwide to operate the Hilton Shijiazhuang hotel.

Discontinued Operations

The Company has discontinued its commercial vehicle sales, leasing and support business, which includes its insurance agency business. Accordingly, the activities of the Company’s commercial vehicle sales, leasing and support business and its insurance agency business have been segregated and reported as discontinued operations for all periods presented. Summarized financial data for the businesses classified as discontinued operations are provided in Note 3 – Discontinued Operations.

Group structure

A group chart as of September 1, 2016 is shown below:

(1)
The public company, quoted on the OTC QB Board under the symbol “AUTCF”.

(2)
Top Auto International Inc. was formed in November 2013. It was originally anticipated to hold the Companies internet-based businesses. However, the Company no longer plans to use the entity and it is in the process of being deregistered.

(3)
First Auto Limited was formed in February 2014. It was originally anticipated to hold the Companies internet-based businesses. However, the Company no longer plans to use the entity and it is in the process of being deregistered.

(4)
Hebei Xuwei Trading is an investment holding entity. In August 2016 it transferred its 100% equity interest in Hebei Ruiliang Trading and its 20% equity interest in Hebei Chuanglian Financing Leasing to Ganglian Financing Leasing

(5)
Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Finance Center building.

(6)
Hebei Ruiliang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Finance Center.

(7)
Chuangjin World Investment was formed in September 2014 to facilitate the CeraVest business.

(8)
Hebei Remittance Guarantee was formed in October 2014 to facilitate the CeraVest business.

(9)
Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(10)
Hebei Xuhua Trading is the entity that Fincera indirectly acquired control of through contractual arrangements and which held the cash consideration paid to Fincera in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(11)
Shenzhen Kaiyuan Financial Services was formed in April 2015 to facilitate the new internet-based businesses. In June 2015 its registered capital was increased from 10 million RMB to 600 million RMB. Ganglian Finance Leasing’s interest was transferred to Hebei Xuhua Trading who contributed an additional 170 million RMB for a total 30% ownership. The balance was contributed by Kaiyuan Auto Trade Group.

(12)
Shenzhen Kaiyuan Inclusive Financial Services was formed in April 2015 to facilitate the new internet-based businesses. In June 2015 its registered capital was increased from 10 million RMB to 600 million RMB. Kaiyuan Auto Trade Group contributed an additional 410 million RMB for a total 70% interest, while Hebei Xuhua Trading contributed 180 million RMB for 30% ownership.

(13)
Dian Fu Bao Investment was formed in August 2014 to facilitate the CeraVest and CeraPay businesses.

(14)
Easy Technology was formed in September 2014 and operates the CeraVest platform. In July 2015, its registered capital was increased from 2 billion to 2.5 billion RMB.

(15)
Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies internet-based businesses.

(16)
Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(17)
Each truck financing center is held by a separate legal entity, most of which are jointly owned by Kaiyuan Auto Trade Group and Hebei Xuhua Trading.

(18)
Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

RESULTS OF OPERATIONS

Three months ended June 30, 2016 as compared to three months ended June 30, 2015

Overview

Fincera’s net income decreased significantly during the three months ended June 30, 2016, as compared to the three months ended June 30, 2015. During the three-month period ended June 30, 2016, the Company continued to ramp up its internet-based businesses, which grew significantly, while containing the wind down of its discontinued commercial vehicle sales, leasing and support business. While net income contributed by continuing operations increased, the increase was more than offset by a decline in the net income contributed by discontinued operations, resulting in an overall decline in total net income.

Operational Highlights

(RMB in millions)	For the Three Months Ended
	June 30, 2016	March 31, 2016		June 30, 2015
	Amount	Amount	% Change	Amount	% Change
CeraPay Transaction Volume	6,024.1	4,362.7	38.1%	1,829.9	229.2%
CeraVest Loans Issued	1,264.2	1,109.7	13.9%	517.4	144.3%

CeraPay was used to make payment transactions totaling RMB6.0 billion during the second quarter of 2016, a 229.2% increase compared to the prior-year period and a 38.1% sequential increase compared to the first quarter of 2016.

CeraVest originated RMB1.3 billion in loans during the second quarter of 2016, a 144.3% increase compared to the prior-year period and a 13.9% sequential increase compared to the second quarter of 2016. CeraVest had a total loan portfolio unpaid principal balance of approximately RMB2.5 billion at June 30, 2016.

The following charts display operational statistics for CeraPay and CeraVest by quarter.

Income

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of income:

(in thousands)	Three months ended June 30, 2016		Three months ended June 30, 2015
	Amount	% of Revenue	Amount	% of Revenue	% CHANGE

Service charges	$17,165	60.7%	$6,983	62.1%	145.8%
Interest income	7,855	27.8%	1,835	16.3%	328.1%
Other income	767	2.7%	—	—%	100.0%
Property lease and management	2,496	8.8%	2,433	21.6%	2.6%
Total income	$28,283	100.0%	$11,251	100.0%	151.4%

Income for the second quarter of 2016 was $28.3 million, an increase of 151.4% from $11.3 million in the comparable prior year period, as a result of the continued ramp-up of our internet-based business segment, in particular our CeraVest and CeraPay products, which were launched in November 2014.

Service charges, which represents CeraPay transaction fees, and penalty and late fees for both CeraVest and CeraPay, totaled $17.2 million in the three months ended June 30, 2016, an increase of $10.2 million compared to the prior year period. This was due to the significant increase in the volume of CeraPay transactions processed. CeraPay was used to make payment transactions totaling over $923 million during the three months ended June 30, 2016, a 229.2% increase compared to the prior-year period and a 38.1% increase compared to the first quarter of 2016. It had over 50,000 users during the month of June 2016.

Interest income, which mainly represents interest earned on CeraVest loans and amortized origination fees charged to CeraVest borrowers, totaled $7.9 million in the three months ended June 30, 2016, an increase of $6.0 million compared to the prior year period. This was due to a significant increase in the volume of CeraVest loans facilitated by the Company. CeraVest originated $193.7 million in loans during the three months ended June 30, 2016, a 463.9% increase compared to the prior-year period and a 35.3% increase compared to the first quarter of 2016. CeraVest had a net loan portfolio of $374.3 million and borrowed funds from CeraVest loan investors of $349.7 million as of June 30, 2016. Both CeraVest and CeraPay were initially launched in November 2014.

Other income, which represents governmental subsidies, totaled $0.8 million in the three months ended June 30, 2016. There was no other income in the prior year period.

Property lease and management revenues totaled $2.5 million in the three months ended June 30, 2016, and represent the revenues of the property lease and management business. This represents an increase of 2.6% compared to the prior year period due to a higher percentage of available space in the Kai Yuan Finance Center being leased out to tenants. At June 30, 2016, the occupancy rate of the Kai Yuan Finance Center was 81%, as compared to 80% at June 30, 2015. The property lease and management business commenced operations during the third quarter of 2013.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated:

(in thousands)	Three months ended June 30, 2016		Three months ended June 30, 2015
	Amount	% of Revenues	Amount	% of Revenues	% CHANGE
Interest expense	$8,171	28.9%	$4,435	39.4%	84.2%
Interest expense, related parties	1,149	4.1%	777	6.9%	47.9%
Provision for credit losses	6,849	24.2%	1,094	9.7%	526.1%
Product development expense	2,235	7.9%	1,434	12.7%	55.9%
Property and management cost	502	1.8%	556	4.9%	(9.7)%
Selling and marketing	2,914	10.3%	357	3.2%	716.2%
General and administrative	5,220	18.5%	2,493	22.2%	109.4%
Total operating costs and expenses	$27,040	95.6%	$11,146	99.1%	142.6%

Interest Expense

Interest expense totaled $9.3 million for the three months ended June 30, 2016, of which $1.1 million of interest expense was incurred to related parties: Beiguo Auto, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”). It includes interest of $0.1 and $0.6 million incurred for loans advanced from Hebei Kaiyuan and Hebei Ruijie Hotel Management Company, respectively. It also included interest of $0.3 and $0.1 million incurred for the internet-based business financing for CeraVest customers from Ruituo and Beiguo Auto, respectively.

Interest expense totaled $5.2 million for the three months ended June 30, 2015, of which $0.8 million of interest expense was incurred to related parties. Other interest expenses increased to $8.2 million during the three months ended June 30, 2016 from $4.4 million during the prior period due primarily to interest paid to CeraVest loan investors. CeraVest was launched in November 2014.

Provision for credit losses

From June 30, 2015 to June 30, 2016, we increased the provision for credit losses from $1.1 million to $6.8 million for the three month periods then ended. The increase was based on the growth of our new CeraPay and CeraVest businesses, as well as our management’s ongoing analysis of credit losses for the corresponding other financing receivables and loans, net due from our customers. The Company determines that both the other financing receivables and loans, net represent large groups of smaller-balance homogeneous loans to the CeraPay and CeraVest customers based on their similar general credit risk characteristics, and evaluates the allowance for receivables due from CeraPay and CeraVest customers respectively. When evaluating the credit losses, the Company normally bases it on its historical loss experience derived from the commercial vehicle sales, leasing and support business, which has a similar credit portfolio with the existing Internet-based borrowers, and also makes reference to the experience of other entities in the same business.

The Company performs periodic and systematic detailed reviews of its other financing receivables and loans, net, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Product development expense

Product development expense totaled $2.2 million for the three months ended June 30, 2016 as compared to $1.4 million for the prior year period primarily as a result of an increase in the headcount of technical staff as compared to the prior year period.

Property and management cost

Property and management cost totaled $0.5 million for the three months ended June 30, 2016 as compared to $0.6 million for the prior year. The reduction was due to a decrease in the allocated portion of building taxes from the unleased portion of the building. As the occupancy rate increases, the allocated building tax decreases.

Selling and marketing

Selling and marketing expenses for the three months ended June 30, 2016 were $2.9 million, an increase of $2.5 million as compared to the same period of 2015. This was mainly due to increased selling and marketing costs incurred to promote the Company’s ramping up of its new internet-based businesses. These costs include but are not limited to sales commissions and salaries for sales staff.

General and administrative

General and administrative expenses for the three months ended June 30, 2016 were $5.2 million, an increase of $2.7 million as compared to the same period of 2015. The increase was primarily due to costs associated with establishing and running the Company’s new internet-based businesses. These costs include but are not limited to salaries for administrative personnel, registration fees and fees from third-party payment providers.

Income tax provision (benefit)

In the three months ended June 30, 2016, the Company recorded an income tax expense of $0.4 million, as compared to an income tax expense of $0.1 million in the prior year period.

Income from continuing operations

Income from continuing operations in the three months ended June 30, 2016 was $0.8 million, as compared to $25,000 in the prior year period. The increase resulted from the ramping up of the Company’s new internet-based businesses.

(Loss) income from discontinued operations, net of taxes

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 3 to the financial statements included herewith). Loss from discontinued operations in the three months ended June 30, 2016 was $0.8 million, as compared to income of $3.0 million in the prior year period. The decrease resulted from the winding down of the businesses classified as discontinued operations.

Net income

Net income in the three months ended June 30, 2016 was $5,000, as compared to $3.0 million in the prior year period. The decrease was because the Company’s income from continuing operations did not completely counteract the effect of declining income from our discontinued operations.

Six months ended June 30, 2016 as compared to Six months ended June 30, 2015

Income

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of income:

(in thousands)	Six months ended June 30, 2016		Six months ended June 30, 2015
	Amount	% of Revenue	Amount	% of Revenue	% CHANGE

Service charges	$32,252	65.5%	$9,752	57.3%	230.7%
Interest income	11,194	22.7%	2,640	15.5%	324.0%
Other income	767	1.6%	—	0.0%	100.0%
Property lease and management	4,996	10.2%	4,629	27.2%	7.9%
Total income	$49,209	100.0%	$17,021	100.0%	189.1%

Income for the first six months of 2016 was $49.2 million, an increase of 189.1% from $17.0 million in the comparable prior year period, as a result of the continued ramp-up of our internet-based business segment, in particular our CeraVest and CeraPay products, which were launched in November 2014.

Service charges, which represents CeraPay transaction fees, and penalty and late fees for both CeraVest and CeraPay, totaled $32.3 million in the six months ended June 30, 2016, an increase of $22.5 million compared to the prior year period. This was due to the significant increase in the volume of CeraPay transactions processed. CeraPay was used to make payment transactions totaling over $1,591 million during the six months ended June 30, 2016, a 274.9% increase compared to the prior-year period.

Interest income, which represents interest earned on CeraVest loans and amortized origination fees charged to CeraVest borrowers, totaled $11.2 million in the six months ended June 30, 2016, an increase of $8.6 million compared to the prior year period. This was due to a significant increase in the volume of CeraVest loans facilitated by the Company. CeraVest originated $363.7 million in loans during the six months ended June 30, 2016, a 222.1% increase compared to the prior-year period.

Other income, which represents governmental subsidies, totaled $0.8 million in the six months ended June 30, 2016. There was no other income in the prior year period.

Property lease and management revenues totaled $5.0 million in the six months ended June 30, 2016, and represent the revenues of the property lease and management business. This represents an increase of 7.9% compared to the prior year period due to a higher percentage of available space in the Kai Yuan Finance Center being leased out to tenants.

Operating Costs and Expenses

The table below sets forth the components of our operating costs and expenses as a percentage of income, for the periods indicated:

(in thousands)	Six months ended June 30, 2016		Six months ended June 30, 2015
	Amount	% of Revenues	Amount	% of Revenues	% CHANGE
Interest expense	$14,627	29.7%	$7,838	46.0%	86.6%
Interest expense, related parties	2,621	5.3%	1,879	11.0%	39.5%
Provision for credit losses	9,250	18.8%	1,743	10.2%	430.7%
Product development expense	4,207	8.5%	2,757	16.2%	52.6%
Property and management cost	999	2.0%	1,126	6.6%	(11.3)%
Selling and marketing	5,141	10.4%	524	3.1%	881.1%
General and administrative	9,784	19.9%	5,167	30.4%	89.4%
Total operating costs and expenses	$46,629	94.8%	$21,034	123.6%	121.7%

Interest Expense

Interest expense totaled $17.2 million for the six months ended June 30, 2016, of which $2.6 million of interest expense was incurred to related parties: Alliance Rich, Beiguo Auto, structure, Hebei Ruijie Hotel Management Company and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”). It includes interest of $0.2 and $0.9 million incurred for loans advanced from Hebei Kaiyuan and Hebei Ruijie Hotel Management Company, respectively. It also included interest of $1.4 million incurred for the internet-based business financing for CeraVest customers from Ruituo. $0.1 million of interest expense was incurred to Alliance Rich for amounts still outstanding from the acquisition of Heat Planet.

Interest expense totaled $9.7 million for the six months ended June 30, 2015, of which $1.9 million of interest expense was incurred to related parties. Other interest expenses increased to $14.6 million during the six months ended June 30, 2016 from $7.8 million during the prior period due primarily to interest paid to CeraVest loan investors. CeraVest was launched in November 2014.

Provision for credit losses

From June 30, 2015 to June 30, 2016, we increased the provision for credit losses from $1.7 million to $9.3 million for six month periods then ended. The increase was based on the growth of our new CeraPay and CeraVest businesses, as well as our management’s ongoing analysis of credit losses for the corresponding other financing receivables and loans, net due from our customers. The Company determines that both the other financing receivables and loans, net represent large groups of smaller-balance homogeneous loans to the CeraPay and CeraVest customers based on their similar general credit risk characteristics, and evaluates the allowance for receivables due from CeraPay and CeraVest customers respectively. When evaluating the credit losses, the Company normally bases it on its historical loss experience derived from the commercial vehicle sales, leasing and support business, which has a similar credit portfolio with the existing Internet-based borrowers, and also makes reference to the experience of other entities in the same business.

The Company performs periodic and systematic detailed reviews of its other financing receivables and loans, net, to identify credit risks and to assess the overall collectability of those portfolios, and may adjust its estimates on allowance of credit losses when new circumstances arise.

Product development expense

Product development expense totaled $4.2 million for the six months ended June 30, 2016 as compared to $2.8 million for the prior year period primarily as a result of an increase in the headcount of technical staff as compared to the prior year period.

Property and management cost

Property and management cost totaled $1.0 million for the six months ended June 30, 2016 as compared to $1.1 million for the prior year. The reduction was due to a decrease in the allocated portion of building taxes from the unleased portion of the building. As the occupancy rate increases, the allocated building tax decreases..

Selling and marketing

Selling and marketing expenses for the six months ended June 30, 2016 were $5.1 million, an increase of $4.6 million as compared to the same period of 2015. This was mainly due to increased selling and marketing costs incurred to promote the Company’s ramping up of its new internet-based businesses. These costs include but are not limited to sales commissions and salaries for sales staff.

General and administrative

General and administrative expenses for the six months ended June 30, 2016 were $9.8 million, an increase of $4.6 million as compared to the same period of 2015. The increase was primarily due to costs associated with establishing and running the Company’s new internet-based businesses. These costs include but are not limited to salaries for administrative personnel, registration fees and fees from third-party payment providers.

Income tax provision (benefit)

In the six months ended June 30, 2016, the Company recorded an income tax expense of $0.9 million, as compared to an income tax benefit of $1.0 million in the prior year period.

Income (loss) from continuing operations

Income from continuing operations in the six months ended June 30, 2016 was $1.7 million, as compared to a loss from continuing operations of $3.0 million in the prior year period. The increase resulted from the ramping up of the Company’s new internet-based businesses.

(Loss) income from discontinued operations, net of taxes

Discontinued operations consist of the Company’s commercial vehicle sales, leasing and support business and insurance agency business (see Note 3 to the financial statements included herewith). Loss from discontinued operations in the six months ended June 30, 2016 was $1.2 million, as compared to income of $8.7 million in the prior year period. The decrease resulted from the winding down of the businesses classified as discontinued operations.

Net income

Net income in the six months ended June 30, 2016 was $0.5 million, as compared to $5.7 million in the prior year period. The decrease was because the Company’s increase in income from continuing operations did not completely counteract the effect of declining income from our discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.35% to 8.00% per annum. The Company also utilized a long-term bank loan, which matured in August 2016 and bore interest at a rate of 6.77% per annum.

As of June 30, 2016, the Company’s outstanding borrowings from affiliates amounted to $4.2 million, $4.4 million, $144,000, $45.6 million, $63.5 million and $9,000 from Alliance Rich, Hebei Kaiyuan, Mr. Li, Hebei Ruijie Hotel Management Company, Ruituo and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan, and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich includes a portion of the consideration for the acquisition of Heat Planet ($4.2 million as of June 30, 2016). The amount due for the acquisition of Heat Planet accrues interest at the one-year rate announced by the People’s Bank of China (4.35% as of June 30, 2016). The amount due to Hebei Kaiyuan was originally non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and are due on demand by the lenders.

As of June 30, 2016, the Company had short-term borrowings of $88.4 million, represented by loans from various Chinese banks, which have terms within one year. The Company also had borrowed funds from CeraVest loan investors of $349.7 million, which represent proceeds from CeraVest loan investors, both third parties and related parties.

After taking into consideration our financing arrangements with our affiliates and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months from the date this report is filed. The Company expects to use cash to expand the CeraPay and CeraVest businesses and may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of June 30, 2016 and December 31, 2016, the Company had working capital of $161.0 million and $162.6 million, respectively.

During the six months ended June 30, 2016, the Company’s short-term borrowings increased by $12.4 million. The Company increased its borrowed funds from CeraVest loan investors, including third parties and related parties, by $144.3 million. The Company had a net increase of financing payables, related party amounting to $11.0 million. The net impact generated cash from operations during the six months ended June 30, 2016 of $75.5 million.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at June 30, 2016 and December 31, 2015 (in thousands):

	As of
	June 30,	December 31,
	2016	2015

Assets:
Cash and cash equivalents	$119,940	$61,957
Other financing receivables, net	278,960	235,349
Loans, net	374,383	250,659
Assets of discontinued operations	49,274	119,845
Property, equipment and improvements, net	70,920	73,817
Liabilities:
Short-term bank borrowings	$88,370	$75,921
Long-term bank borrowings, current portion	12,064	13,860
Borrowed funds from CeraVest loan investor, related party	3,341	2,716
Borrowed funds from CeraVest loan investors	346,373	202,725
Financing payables, related parties	117,838	106,869
Other payables and accrued liabilities	73,107	35,806
Liabilities of discontinued operations	12,884	53,032

Other financing receivables, net began in November 2014 as a result of the inception of the CeraPay payments business under which the Company provides SMBs with an electronic form of payment with features similar to a credit card. As the CeraPay usage and revenue increased during the period, the balance of other financing receivables, net increased accordingly.

Loans, net began in November 2014 as a result of the inception of the CeraVest P2P lending platform business under which the Company provides short-term loans to SMBs which are partially funded by investors through the platform. As the CeraVest business and the amount of loans provided to SMBs has grown, the balance of loans, net has increased accordingly.

Assets of discontinued operations represent the current and non-current assets of the commercial vehicle sales, leasing and support business and insurance agency business (see Note 3 to the financial statements included herewith).

Property, equipment and improvements decreased to $70.9 million as of June 30, 2016, a decrease of $2.9 million, or 3.9%, as compared with December 31, 2015. The decrease mainly relates to depreciation on property and equipment.

Short-term bank borrowings represent loans from various banks in the PRC. Short-term bank borrowings were used for working capital and capital expenditure purposes. The borrowings increased to $88.4 million as of June 30, 2016, from $75.9 million as of December 31, 2015, because the Company increased bank borrowings by $12.5 million during the six months ended June 30, 2016 for the purpose of supporting its expanded online-financing businesses. The terms of the remaining outstanding bank borrowings are all 12 months and begin to expire in November 2016.

Long-term bank borrowings, current portion represents the current portion of a long-term loan from a bank in the PRC. The loan was used for working capital and capital expenditure purposes. The loan was due and repaid in August 2016.

Other payables and accrued liabilities consist of the default assurance received from CeraVest borrowers, the restricted cash deposited into CeraVest loan investor accounts that belong to the respective investors, customer deposits from tenants, payables to construction supplier, payables to CeraPay registered stores and other items. It increased to $73.1 million as of June 30, 2016 from $35.8 million as of December 31, 2015, which was mainly due to growth in the CeraPay and CeraVest businesses.

Borrowed funds from CeraVest loan investors began in November 2014 as a result of the inception of the CeraVest P2P lending platform business. Since borrowed funds from CeraVest loan investors represent the amounts invested by and therefore owed to CeraVest loan investors, as the CeraVest business and the amount of investment received from investors has grown, the balance of borrowed funds from CeraVest loan investors has increased accordingly.

Financing payables, related parties are related to the financing arrangement provided by the related parties for the CeraVest business and borrowings from related parties of the Company. Financing payables, related parties increased from $106.9 million to $117.8 million as of June 30, 2016, an increase of $10.9 million, as compared with December 31, 2015. Such amounts were primarily related to the payables to our related parties: Ruituo, Hebei Kaiyuan, Hebei Ruijie Hotel Management Company, Alliance Rich, Smart Success and Mr. Li.

Liabilities of discontinued operations represent the current and non-current liabilities of the commercial vehicle sales, leasing, and support business and insurance agency business (see Note 3 to the financial statements attached herewith).

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Six months ended June 30,
	2016	2015
Net cash provided by operating activities	$75,543	$171,482
Net cash (used in) investing activities	(192,751)	(219,632)
Net cash provided by financing activities	176,863	65,749
Effect of exchange rate change	(1,672)	80

Net increase in cash and cash equivalents	$57,983	$17,679

Operating Activities. Net cash provided by operating activities for the six months ended June 30, 2016 was $75.5 million, as compared to net cash provided of $171.5 million for the six months ended June 30, 2015, representing a decrease of $96.0 million in cash generated. This decrease in the cash provided by operating activities was attributable primarily to a decrease in collections on outstanding commercial vehicle leases as the Company continues to wind down its discontinued commercial vehicle sales servicing, leasing and support business.

In the six months ended June 30, 2016, the Company generated $75.5 million of cash from operating activities. During this period, the Company had net income of $0.5 million. In addition, the Company had an increase of restricted cash of $4.1 million, an increase of provision for credit losses of $9.3 million, an increase of $38.8 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of $0.9 million and cash provided by operating activities of discontinued operations of $28.5 million. The remaining balance arises from changes in income tax payable, depreciation and amortization and other items.

In the six months ended June 30, 2015, the Company generated $171.5 million of cash from operating activities. During this period, the Company had net income of $5.7 million. In addition, the Company had a decrease of restricted cash of $0.8 million, an increase of provision for credit losses of $1.7 million, an increase of $20.2 million of other payables and accrued liabilities, an increase of prepaid expense and other current assets of $6.6 million and cash provided by operating activities of discontinued operations of $155.0 million. The remaining balance arises from changes in income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $192.8 million in the six months ended June 30, 2016, as compared to $219.6 million for the six months ended June 30, 2015. During the six months ended June 30, 2016, the Company had an increase from change in loans, net, of $136.8 million, an increase form change in other financing receivables of $55.7 million, and an increase from purchase of property, equipment and leasehold improvements of $0.3 million.

Net cash used in investing activities was $219.6 million in the six months ended June 30, 2015. During the six months ended June 30, 2015, the Company had an increase from change in loans of $103.0 million, an increase from change in other financing receivables of $114.9 million, and an increase from purchase of property, equipment and leasehold improvements of $1.7 million.

Financing Activities. Net cash provided by financing activities was $176.9 million in the six months ended June 30, 2016, as compared to $65.8 million for the six months ended June 30, 2015. During the six months ended June 30, 2016, the Company had net proceeds from bank borrowings of $12.7 million. The Company received proceeds of $45.0 million from its related parties, and also repaid the amount of $31.6 million to related parties. The company also received net proceeds of $150.8 million from CeraVest loan investors.

During the six months ended June 30, 2015, the Company had net repayments of bank borrowings of $57.9 million. The Company received proceeds of $101.5 million from its related parties, and also repaid the amount of $95.9 million to related parties. The Company also received net proceeds of $79.1 million from CeraVest loan investors. Net cash provided by financing activities of discontinued operations totaled $39.0 million

Historically, most or all available cash is used to fund the loans, other financing receivables and capital expenditures. To the extent the investment in loans, other financing receivables and capital expenditures exceed income from operations, the Company generally increases the bank borrowings under its financing facilities and from related parties and CeraVest loan investors.

The Company currently leases all of the properties where regional sales offices are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

As of June 30, 2016, Fincera’s borrowings primarily consisted of: (i) Short-term bank borrowings; (ii) Long-term bank borrowings, current portion; (iii) Borrowed funds from CeraVest loan investors; (iv) Financing payables, related parties.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 4.35% to 5.9% as of June 30, 2016 and have terms of up to one year.

Long-term bank borrowings. Long-term bank borrowings represents a loan from a PRC bank that was used for working capital and capital expenditures purposes. The loan bears interest at 6.77% and matures in August 2016.

Borrowed funds from CeraVest loan investors. Borrowed funds from CeraVest loan investors represent amounts invested by and therefore owed to CeraVest loan investors through the CeraPay platform. The loans bear interest at up to 8.03% for the flexible term and 8.62% for fixed term to six months.

Financing payables, related parties. Financing payables from related parties was primarily related to 1) the received internet-based financings from Ruituo, a company controlled by Mr. Li’s brother (the amount due to Ruituo is unsecured and due on demand by Ruituo and bore an interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end); 2) the internet-based financings from Beiguo Auto and Xinji Beiguo Mall during 2015, companies affiliated with Mr. Li (Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.); 3) with respect to the amount due to Alliance Rich, a portion of the consideration paid in the acquisition of Heat Planet Holdings Limited (“Heat Planet”) (The amount due to Alliance Rich was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of June 30, 2016). As of June 30, 2016 approximately $4.2 million is still owed to Alliance Rich for the acquisition of Heat Planet.); and 4) with respect to the amount due to Hebei Kaiyuan, an initially non-interest bearing, unsecured and due on demand by the lender. The Company expects to continue relying on the financing from the related parties and believes the related parties have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) income, (ii) changes in other financing receivables and loans, net and (iii) capital expenditures. Historically, income from operations, as well as borrowings on the revolving credit facilities have driven accounts and notes receivable growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

Cash and cash equivalents as of June 30, 2016 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements entered into with Hebei Kaiyuan and Hebei Chuanglian Finance Leasing.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

●
The Sino-foreign Equity Joint Venture Law (1979), as amended;

●
The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

●
The Sino-foreign Cooperative Enterprise Law (1988), as amended;

●
The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

●
The Foreign Investment Enterprise Law (1986), as amended; and

●
The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as none of them have reached the 50% threshold. We record these as contributions to equity.

Off-Balance Sheet Arrangements

In March 2013, Ganglian Finance Leasing entered into a financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of June 30, 2016, there was no loan balance guaranteed by the Company as the agreement has concluded.

Recently Issued Accounting Pronouncements

See Note 2 to the financial statements included herewith.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a detailed discussion of the application of these and other accounting policies, refer to “Note 2 – Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with SEC on May 2, 2016.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Fincera’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Fincera has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of June 30, 2016, Fincera’s total outstanding interest-bearing loans amounted to $68.0 million with interest rates ranging from 4.35% to 8.00% per annum. Changes in the interest rates could impact the amount of interest that we are required to pay.

Credit Risk

Fincera is exposed to credit risk from its cash and cash equivalents, accounts receivable, long-term net investment in direct financing and sales-type leases, short-term net investment in sales-type leases, loans receivable, net and other finance receivables. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable, long-term net investment in direct financing and sales-type leases, short-term net investment in sales-type leases and other finance receivables are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of Fincera’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect Fincera’s financial results in U.S. dollars terms without giving effect to any underlying change in Fincera’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. On July 21, 2005, the PRC government began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended June 30, 2016 of RMB 33,000 is reported as $5,000 based on the 2016 second quarter-to-date average RMB to U.S. dollar exchange rate of 6.5302.  Net income would decrease slightly based on the June 30, 2016 exchange rate of 6.6312 RMB per U.S. dollar.

Net income for the six months ended June 30, 2016 of RMB 3.2 million is reported as $489,000 based on the 2016 year-to-date average RMB to U.S. dollar exchange rate of 6.5264.  Net income would decrease $8,000 to $481,000 based on the June 30, 2016 exchange rate of 6.6312 RMB per U.S. dollar.

Very limited hedging transactions are available in China to reduce Fincera’s exposure to exchange rate fluctuations. To date, Fincera has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While Fincera may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, Fincera’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first quarter (January through March) is expected to be slower for CeraVest and CeraPay. This is due to the Chinese New Year holiday, which occurs in January or February depending on the year, and has an adverse effect on business activity in the transportation sector. We expect this trend to continue in future periods. If conditions arise that impair transportation sector business activity during the second to fourth quarters, the adverse effect on our revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits

99.1	Press Release dated September 30, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fincera Inc.

By:	/s/ Yonghui Li
Name:	Yonghui Li
Title:	Chairman and Chief Executive Officer

Dated: September 30, 2016